September 15, 2015

H. Roger Schwall

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	PetroChina Company Limited
Form 20-F for Fiscal Year Ended December 31, 2014
Filed April 29, 2015
File No. 001-15006

Dear Mr. Schwall,

I refer to your letter to Mr. WU Enlai, dated August 4, 2015, relating to PetroChina Company Limited’s (“PetroChina” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 29, 2015.

Set forth below are the Company’s responses to the comments contained in the letter dated August 4, 2015 from the staff of the Commission (the “Staff”) (the numbered paragraphs below correspond to the paragraphs of the Staff’s comment letter, which have been retyped below in bold for your ease of reference).

Form 20-F for Fiscal Year Ended December 31, 2014

Exploration and Production, page 19

Proved Undeveloped Reserves, page 22

1.	We note your statement “The main changes in our proved undeveloped reserves in 2014 include … (ii) an increase of 1,622.4 million BOE in proved undeveloped reserves through extensions and discoveries as well as revisions of previous data as a result of improved discoveries.” Item 1203(b) of Regulation S-K requests that registrants “Disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves.” Please amend your document to disclose separately PUD reserve changes due to revisions, extensions/discoveries, acquisition/divestiture and improved recovery as well as those due to conversion to proved developed status.

The Company respectfully advises the Staff that the main changes in the Company’s proved undeveloped reserve (“PUD”) in 2014 included (i) an increase of 1,897.4 million BOE through extensions and discoveries; (ii) an increase of 94.1 million BOE through improved recovery; (iii) a decrease of 369.1 million BOE through revisions; and (iv) the conversion of 2,089.2 million BOE of PUD into proved developed reserves. The Company acknowledges the requirements under Item 1203(b) of Regulation S-K and confirms that it will continue to disclose material PUD changes in its future annual reports on Forms 20-F in compliance with the relevant rules.

Production, page 25

2.	You disclose the oil and natural gas prices you received and the unit lifting costs you incurred on a company basis for the last three years. The discussion on page 80 of “MODERNIZATION OF OIL AND GAS REPORTING” states that “However, unlike the Industry Guide disclosure item, this disclosure [average sales prices and average unit production costs] must be made by geographical area and for each country and field [or region] containing 15% or more of the registrant’s proved reserves, expressed on an oil-equivalent-barrels basis.” Please amend your document to disclose prices and lifting costs for each of your regions in the last three years. You may access this discussion at www.sec.gov/rules/fina1/2008/33-8995. pdf.

The Company acknowledges the discussion on page 80 of “MODERNIZATION OF OIL AND GAS REPORTING” and respectfully advises the Staff that the majority of the Company’s proved reserves are located in China and its proved reserves located in other countries, as a whole, are lower than the “15%” threshold. By reference to the disclosure of other major companies in the oil and gas industry, the Company will disclose the average sales prices and average unit production costs on company and country (China) bases in its future annual reports on Forms 20-F.

The following table sets forth the average sales prices and average lifting costs of crude oil and natural gas of the Company as a whole and of China in 2012, 2013 and 2014.

	Crude Oil Average Sales Prices (RMB/ton)	Natural Gas Average Realized Prices (RMB/m3)	Average Lifting Cost (US$/BOE)
2012
Total	4,835	1,125	11.74
- China	4,763	1,142	12.33
2013
Total	4,596	1,226	13.23
- China	4,525	1,255	13.82
2014
Total	4,304	1,366	13.76
- China	4,282	1,407	14.51

Chuanyu Gas Region, page 27

3.	We note your statement “In 2013, our proved gas reserves increased by 6,621.6 Bcf cubic meters (sic) in the Anyue gas field located in the Chuanyu gas region. This is the largest ever monomer marine uncompartmentalized carbonate gas reservoir discovered in China and represents one of our major breakthroughs in the exploration of gas reserves.” Please reconcile to us this 6.6 TCF increase in the region’s 2013 proved gas reserves with the table on page 23 which appears to present an increase of about 1.5 TCFG in 2013 for the Chuanyu gas region.

The Company respectfully advises the Staff that in 2013 the Company’s proved gas reserves increased by 6.6 trillion cubic feet (“TCF”) in the Anyue gas field, while its proved gas reserves in the Chuanyu gas region as a whole decreased by 5.1 TCF due to revision. As a result, the net increase in the Chuanyu gas region is about 1.5 TCF in 2013.

In addition, please summarize for us the activities that led to this discovery. Address the technical support that you developed for the proven volume that you disclosed. Please include an explanation of the extent that seismic interpretation was used and the number of exploration wells drilled.

The Company respectfully advises the Staff that the Anyue 2013 extension and new discovery gas field was discovered in 2011 and, after two years’ assessment, in 2013 the Company engaged DeGolyer and Macnaughton (“D&M”), an independent petroleum engineering consulting firm based in the United States, to carry out evaluation of the reserves in the field in accordance with the definition of reserves under Rules 4-10(a) (1)-(32) of Regulation S-X of the Securities Act of 1933. Based on D&M’s evaluation, the proved reserves of natural gas in the field is 6.6 TCF and the area of the field is 509.5 square kilometers. As of the base date of the evaluation, three-dimension seismic interpretation technologies were applied for the whole area, with 17 exploratory and evaluation wells drilled and 16 wells tested.

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The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact Mr. Wu Enlai or me (maozf@petrochina.com.cn; phone number: +86.10.59986262; fax number: +86.10.62099556) if you have additional questions or require additional information. In addition, you may also contact Mr. Wu Enlai, me or our attorneys, Mr. Matthew Bersani (mbersani@shearman.com; telephone: +852.2978.8096) and Ms. Yang Ge (yang.ge@shearman.com; telephone: +86.10.5922.8027), if you have any questions about the Company’s 20-F in the future.

Very truly yours,

/s/ MAO Zefeng
Name:	MAO Zefeng
Title:	Joint Company Secretary

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